Mail Stop 6010

      March 9, 2006

Via Facsimile and U.S. Mail

Mr. Martin P. Loeb
Chief Executive Officer
Trimedyne, Inc.
15091 Bake Parkway
Irvine, CA   92618


	Re:	Trimedyne, Inc.
		Form 10-KSB for the year ended September 30, 2005
Filed January 13, 2006
      File No. 0-10581


Dear Mr. Loeb:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2005

Management`s Discussion and Analysis - Results of Operations, page
11

1. Please expand your MD&A in future filings to discuss the changes in gross profit, by product and, service and rental for the periods being compared. If the change is related to more than one factor, each significant factor should be separately quantified and discussed.

Note 2.  Summary of Significant Accounting Policies, page F-7

-Inventories, page F-7

2. Please tell us and disclose in future filings the amount of laser units located at medical facilities for sales evaluation and demonstration units used for development and medical training which are included in inventory at their net realizable value at the balance sheet date.

-Revenue Recognition, page F-9

3. Please tell us and expand in future filings to disclose the nature and terms of the service contracts you enter into with your customers.

4. Please tell us and expand in future filings to disclose the nature and terms of the rental contracts you enter into with your customers.
Include in your disclosure the term of the agreements and if they are cancelable.

5. It appears that product revenue, consisting of sales of laser equipment and accessories, and delivery and disposable devices, is recognized upon shipment. Tell us and clarify in future filings if you have any post shipment obligations, such as installation or acceptance provisions and how you account for such obligations.

6. Please tell us and clarify in future filings your return policy with distributors.






Note 6:  Senior Convertible Secured Notes Due to Officer, page F-
13

7. In future filings, please disclose the date(s) at which the notes are convertible by the holder and/or if the issuer can require conversion and the respective dates of such conversion.



*    *    *    *




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      You may contact David Burton, Staff Accountant, at (202)
551-
3626, Martin James, Senior Assistant Chief Accountant, at (202)
551-
3671 or me at (202) 551-3327 if you have questions regarding these comments.

							Sincerely,


      Michele Gohlke
					  		Branch Chief
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Mr. Martin P. Loeb
Trimedyne, Inc.
March 9, 2006
Page 4